K&L GATES LLP 1601 K STREET, N.W. WASHINGTON, DC 20006 T +1 202 778 9000 F +1 202 778 9100 klgates.com

September 3, 2014
VIA EDGAR
Mr. Ken Ellington
Securities and Exchange Commission
Division of Investment Management
Office of Disclosure and Review
100 F Street, N.E.
Washington, DC 20549
Re:	American Beacon Funds (File Nos. 033-11387 and 811-04984)
American Beacon Select Funds (File Nos. 333-88343 and 811-09603)
Responses to SEC Comments – Sarbanes-Oxley Review
Dear Mr. Ellington:
On August 4, 2014, you provided oral comments on behalf of the SEC staff regarding the examinations of the public filings of the American Beacon Funds and American Beacon Select Funds (each, a “Registrant”), with respect to the series of each Registrant (the “Funds”) for the fiscal year reporting periods ended August 31, 2013, October 31, 2013 and December 31, 2013 (“American Beacon Filings”).  Your comments and the responses provided by the Registrants are set forth below.
Each Registrant acknowledges that: (1) it is responsible for the adequacy and accuracy of the disclosure in its filings; (2) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filings; and (3) it may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.
1.
The cover sheet of the Form N-CSR for the period ended October 31, 2013 states that the filing is on Form N-CSRS.  Please ensure that, in the future, each Registrant’s annual report is filed on Form N-CSR and semi-annual report is filed on Form N-CSRS.

The Registrant will ensure that future shareholder reports are filed on Form N-CSR or Form N-CSRS, as appropriate.

Securities and Exchange Commission
September 3, 2014

2.	Please confirm the average net assets reported for the American Beacon Flexible Bond Fund reported in Item 75 of Form N-SAR.

The Registrant reviewed the average net assets reported in Item 75 of the American Beacon Flexible Bond Fund (the “Fund”) Form N-SAR as filed for the fiscal year ended August 31, 2013.  The average net assets reported of $184,427,682 was incorrect.  The average was for the six-month period ended August 31, 2013.  The average net assets should have been $131,918,394, which is the average for the Fund’s fiscal year ended August 31, 2013.  The Registrant confirms that in future filings, net assets for the annual filing of Form N-SAR will be averaged over the Fund’s fiscal year.

3.
The Statement of Changes in Net Assets included on page 36 of the annual report for the American Beacon Flexible Bond Fund indicates that distributions were paid from net investment income and net realized gain on investments. Note 7 to the financial statements, titled “Federal Income and Excise Taxes,” indicates that distributions were paid from ordinary income and return of capital. Please explain which description accurately describes the character of the distributions reported.

The distributions were paid from net investment income and net realized gains on investments as properly reflected in the Statement of Changes in Net Assets included on page 36 of the annual report of the American Beacon Flexible Bond Fund.

4.
Please explain the discrepancies in the total return reported in the management discussion of fund performance in a Fund’s annual report and the Fund’s financial highlights. For example, please see the information reported for the American Beacon Flexible Bond Fund, American Beacon Zebra Global Equity Fund and American Beacon The London Company Income Equity Fund.

The total return in the Management’s Discussion of Fund Performance (“MDFP”) section of a fund’s annual report is calculated and disclosed in accordance with Form N-1A Item 27 (b) (7) (ii) (B).  Total return in the MDFP section does not reflect net asset value (“NAV”) adjustments that may be required by Generally Accepted Accounting Principles (“GAAP”).

As required by Accounting Standards Codification 946-205-50-18 Financial Services – Investment Companies, total return is disclosed in the financial highlights (“FiHi”) section of a fund’s annual report.  Total return is calculated based on the beginning and ending NAV of a fund as reflected in a fund’s financial statements, which are prepared in accordance with GAAP.

Subsequent to the close of a fund’s fiscal year end, if a GAAP adjustment is deemed necessary to properly state a fund’s financial statements, an adjustment to the NAV may be required.  If an adjustment is required, the total return must be recalculated using the corrected NAV, which will result in a difference between the total return reported in the MDFP and the FiHi.  Please refer to:  (1) note B on page 62 of the American Beacon Flexible Bond Fund annual report for the fiscal year ended August 31, 2013; (2) note B on page 60

Securities and Exchange Commission
September 3, 2014

of the American Beacon Zebra Global Equity Fund annual report for the fiscal year ended August 31, 2013; and (3) note A on page 58 of the American Beacon The London Company Income Equity Fund annual report for the fiscal year ended August 31, 2013.

5.
The Schedule of Investments included in the annual reports for eleven Funds reflects investments of more than 25% of a Fund’s net assets in the financial sector or information technology sector. If a Fund will continue to invest 25% or more of its net assets in a sector, please consider including disclosure regarding sector risk in the Fund’s prospectus.

The Registrant will review each Fund’s portfolio holdings and consider whether it is appropriate to add sector risk to the Fund’s prospectus at the time of its annual update.

* * * *

If you have any questions regarding the matters discussed above, please feel free to call me at (202) 778-9015.

Sincerely,
/s/ Kathy Kresch Ingber
Kathy Kresch Ingber

cc:	Rosemary Behan
Melinda Heika
Sonia Bates
American Beacon Advisors, Inc.